EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratio)

	Year ended December 31,					Nine Months
						Ended
	1997	1998	1999	2000	2001	9/30/2002

Consolidated pretax income(1)	$36,470	$69,615	$109,336	$134,840	$218,336	$196,794
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	1,334	2,602	(263)	(163)	(26)	(2,707)
Amortization of capitalized interest	21,581	20,645	19,027	27,581	31,878	21,278
Interest(1)	74,950	68,954	52,764	62,610	62,571	36,744
Less interest capitalized during the period	(17,636)	(18,601)	(24,397)	(34,105)	(31,675)	(29,328)
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190	4,684

EARNINGS	$120,324	$147,960	$161,022	$196,828	$288,274	$227,465
Interest(1)	$74,950	$68,954	$52,764	$62,610	$62,571	$36,744
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190	4,684

FIXED CHARGES	$78,575	$73,699	$57,319	$68,675	$69,761	$41,428
Ratio of earnings to fixed charges	1.53	2.01	2.81	2.87	4.13	5.49
Ratio before reclassification of costs associated with the early extinguishment of debt(1)	1.53	2.17	2.81	2.87	4.61

(1)	The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, in the third quarter of 2002. As a result, $5.5 million and $7.2 million of costs associated with the early extinguishment of long-term debt, previously classified as extraordinary items in 1998 and 2001, respectively, are currently included in homebuilding interest expense. Accordingly, the effect of such reclassifications has been reflected in the computation of the 1998 and 2001 ratios.